Exhibit 99.1

Q2

2017 Second Quarter Report

	Three months ended		Six months ended
Financial and Operating Highlights	June 30		June 30
	2017	2016	2017	2016

Financial ($000, except as otherwise indicated)
Sales including realized hedging	$69,169	$45,615	$142,126	$87,240
Funds from operations	$48,625	$36,883	$102,597	$67,119
per share (1)	$0.26	$0.20	$0.55	$0.37
Total capital expenditures	$31,462	$17,595	$85,253	$62,331
Working capital deficit (surplus) (2)	$6,950	$(525)	$6,950	$(525)
Bank indebtedness	$134,128	$194,028	$134,128	$194,028
Basic weighted average shares (000)	185,790	184,477	185,319	179,478
Operating
Daily Production
Natural gas (mcf/d)	225,844	203,791	228,363	184,204
Liquids (bbls/d)	1,098	1,083	1,124	750
Total mcfe/d (3)	232,432	210,289	235,107	188,704
Total boe/d (3)	38,739	35,048	39,185	31,451
Average prices (including hedging)
Natural gas ($/mcf)	$3.09	$2.18	$3.17	$2.41
Liquids ($/bbl)	$57.27	$52.67	$55.47	$46.69
Cash netbacks ($/mcfe) (3)
Natural gas and liquids sales	$3.16	$1.34	$3.17	$1.53
Realized gains on derivatives	0.11	1.04	0.17	1.01
Royalty (expense) recovery	(0.15)	0.08	(0.13)	0.01
Operating expense	(0.27)	(0.30)	(0.25)	(0.32)
Transportation expense (4)	(0.37)	(0.03)	(0.37)	(0.02)
Operating netback	2.48	2.13	2.59	2.21
General and administrative	(0.12)	(0.10)	(0.11)	(0.11)
Finance expense	(0.07)	(0.13)	(0.08)	(0.15)
Other income	0.01	0.02	–	0.01
Cash netbacks	$2.30	$1.92	$2.40	$1.96
(1)	Based on basic weighted average shares outstanding.
(2)	Working capital deficit (surplus) includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.
(3)	A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.
(4)	Commencing on November 1, 2016, Advantage requested that its natural gas marketing contract be modified to reflect natural gas transportation as a cost. Prior to November 1, 2016, Advantage's realized natural gas prices were reduced for natural gas transportation from the sales points to AECO. This change has no effect on cash flow, cash netbacks, or net income; however, Advantage believes this is more instructive for our investors to compare cost structures going forward.

Advantage Oil & Gas. - 1

MESSAGE TO SHAREHOLDERS

Strong Glacier Operating Results Generate Surplus Cash,

Delineation Drilling Commenced at Progress, Valhalla & Wembley

Advantage Oil & Gas Ltd. (“Advantage” or the “Corporation”) is pleased to report solid second quarter 2017 results which met our targets. The results include a 32% increase in cash flow to $49 million with a 30% increase in cash flow per share to $0.26/share. Production increased 10% on a per share basis to 232 mmcfe/d (38,739 boe/d) with total corporate cash costs (including natural gas and liquids transportation) of $0.98/mcfe, inclusive of $0.27/mcfe of operating costs. The Corporation’s balance sheet has been further strengthened by $17 million of surplus cash (cash flow less capital expenditures) generated from our operations during the first half of 2017, in addition to the $39 million of surplus cash generated in 2016. This has reduced Advantage’s total debt by $52 million and lowered the Corporation’s total debt to trailing cash flow ratio to 0.7 at the end of the second quarter of 2017 as compared to 1.5 at June 30, 2016.

During the second quarter, the Corporation increased its sales gas transportation options by initiating plans to construct a new sales gas meter station on the Alliance pipeline system for 2018 and recently secured incremental TransCanada Pipelines (“TCPL”) firm sales gas transportation service on the intra-Alberta Nova Gas Transmission (“NGTL”) system to facilitate continued annual production growth beyond 2019. As of April 2020, Advantage’s TCPL firm sales gas transportation contracts will total 363 mmcf/d (exclusive of liquids production).

Advantage’s Glacier 2017 development activities are progressing as planned with sufficient standing completed wells available to support our 2017 annual production target of 236 mmcfe/d (range of 230 mmcfe/d to 240 mmcfe/d) and an additional 16 well pad that has been drilled to support 2018 production growth. For the balance of 2017, these 16 wells will be completed and the drilling of additional wells at Glacier will be undertaken to sustain production in 2018. The expansion of Advantage’s 100% owned Glacier gas plant to a raw processing capacity of 400 mmcf/d is progressing on-schedule with project completion targeted for the second quarter of 2018. Capital, production and costs at Glacier are on-track with our 2017 targets.

These results continue to demonstrate the exceptional quality of our Glacier Montney asset and reinforces the Corporation’s focus on developing its Montney natural gas resource in a profitable and sustainable manner.

Three Year Development Plan & Glacier Gas Plant Expansion

Advantage’s three year development plan is progressing on-track with a targeted average annual production growth of 16% per year including production targets of 236 mmcfe/d, 272 mmcfe/d and 316 mmcfe/d for 2017, 2018 and 2019, respectively. The expansion of Advantage’s 100% owned Glacier gas plant from a raw processing capacity of 250 mmcf/d to 400 mmcf/d began in the second quarter of 2017 with on-site ground work initiated. Additional equipment deliveries and increasing levels of on-site construction will ramp up for the remainder of 2017 and through the first quarter of 2018. The ongoing plant expansion is also targeted to increase shallow-cut liquids extraction capacity to 6,800 bbls/d with the current design capable of processing natural gas and liquids compositions from Valhalla.

Upon completion of the Glacier gas plant expansion, Advantage anticipates having initial surplus raw gas processing capacity of approximately 140 mmcf/d to support the Corporation’s 2017 through 2019 development plan and beyond, including options to consider accelerating production growth and/or accommodate third party processing opportunities.

Advantage Oil & Gas. - 2

Delineation Drilling at Progress, Valhalla and Wembley Commenced

During the first half of 2017, Advantage acquired and added 26 new sections of undeveloped Montney lands to our existing Progress and Valhalla land parcels. These 26 new sections were acquired through producer transactions for a total of $7 million in cash and fulfilled our strategy to build land parcels of sufficient size to provide economies of scale. Advantage’s land holdings at Progress, Valhalla and Wembley are comprised of approximately 30 contiguous sections each in size and are located in the greater Glacier operating area, proximal to Advantage’s 100% owned Glacier gas plant and pipelines. The Corporation’s total undeveloped land holdings outside of Glacier have grown to a total of 90 net Montney sections (57,600 acres).

With the closing of the land acquisitions in the second quarter, Advantage has developed plans to advance delineation drilling in the second half of 2017 at Progress, Valhalla and Wembley. The delineation drilling program in these three areas will be undertaken in part for land retention purposes and to allow Advantage to begin accumulating key data and knowledge to integrate future investment in these areas into an overall Corporate area development plan to optimize returns. Advantage’s second half 2017 delineation drilling plan includes a four-well pad at Valhalla, three wells at Progress and one well at Wembley (total of 7.4 net wells). Four of these wells will preserve a total of 42.6 net sections of land of which 9.8 net sections will be continued indefinitely and 32.8 net sections will be continued for an additional 5 years at Progress and Wembley. These lands are due to expire in 2017 and mid-2018 based on their original license terms. Advantage estimates that incremental capital expenditures of approximately $22 million will be spent during the second half of 2017 on this delineation drilling program.

The Progress, Valhalla and Wembley areas are estimated by Management to contain sufficient natural gas and liquids accumulations to support scalable drilling programs and economies of scale given their proximity to Advantage’s Glacier gas plant and gathering system. In each of these areas, ongoing industry drilling activity has demonstrated encouraging initial results with high liquid yields and gas rates. Industry drilling adjacent to the Progress and Valhalla areas have targeted multiple Montney layers with results demonstrating liquids rich gas accumulations in all layers to date. At Wembley, industry producers have primarily targeted one of the Middle Montney layers which has demonstrated very high liquids yields comprised of both oil and condensate in the adjacent Pipestone field. Future industry drilling could evaluate up to four layers of Montney potential in this area.

Advantage’s total Montney land holdings increased to a total of 180 net sections (115,200 acres) comprised of 90 sections at Glacier and 90 sections in the greater Glacier operating area.

Increasing Transportation Access, Market Diversification and Commodity Risk Management Program

Advantage has continued to proactively identify and manage its transportation and market diversification opportunities through multiple initiatives.

During the second quarter of 2017, Advantage initiated plans to construct a new sales gas meter station on the Alliance pipeline. The meter station is currently anticipated to be in-service in 2018 and is expected to provide opportunities to access take-away capacity directly into the US markets.

Additionally, Advantage recently executed agreements with TCPL for additional firm natural gas sales transportation service in April, 2020 on the NGTL system to increase the Corporation’s contracted total firm transportation service to 363 mmcf/d (excluding natural gas liquids production). This extends the Corporation’s previously secured increasing levels of firm sales gas transportation service in support of the Corporation’s annual production targets of 236 mmcfe/d, 272 mmcfe/d and 316 mmcfe/d for 2017, 2018 and 2019, respectively.

Advantage Oil & Gas. - 3

In the first quarter of 2017, Advantage participated in TCPL’s Mainline open season and committed for firm transportation service of 55,600 GJ/d (52,800 mcf/d) from Empress, Alberta to the Dawn market in Southern Ontario. This firm service commitment is expected to be effective November 1, 2017 and represents approximately 20% of Advantage’s targeted 2018 average annual production. The firm service is conditional on National Energy Board approval and is on an expedited approval timeline process.

Advantage’s multi-year commodity risk management program includes the following hedging positions:

	% Estimated Future Natural Gas Production (1)	Average AECO Cdn $/mcf
2017	45%	$3.19/mcf
2018	22%	$3.08/mcf
2019 Q1	18%	$3.00/mcf

Notes: (1) Based on estimates of average daily natural gas production, net of royalties

Advantage has also secured Henry Hub to AECO basis differentials of US$0.85/mcf on 25,000 mcf/d for calendar 2018 and US$0.88/mcf on 50,000 mcf/d for calendar 2019.

Advantage Oil & Gas. - 4

Looking Forward and Guidance

Advantage’s annual average production guidance of 236 mmcfe/d (range of 230 mmcfe/d to 240 mmcfe/d) remains unchanged with third quarter 2017 production anticipated to be similar to our second quarter. Maintenance, turnaround and expansion activities based on TCPL’s schedule and based on Advantage’s schedule are expected during the third quarter of 2017 and have been previously incorporated into our annual production guidance. Advantage expects NGTL’s sales gas pipeline take-away capacity in the Upstream James River area will increase above historical levels in the fourth quarter of 2017.

Advantage’s 2017 capital expenditure guidance has been increased from $205 million (range of $195 million to $215 million) to $234 million (range of $225 million to $242 million). The $29 million increase is comprised of $22 million for the delineation drilling program and $7 million for the successful land acquisitions in the first half of 2017.

The Corporation’s 2017 annual operating cost guidance remains unchanged at $0.26/mcfe (range of $0.23/mcfe to $0.28/mcfe) and royalties are expected to be 5% (range of 4% to 6%).

Advantage’s year-end total debt to trailing cash flow is estimated to be approximately 1.0 times based on an average 2017 AECO average natural gas price of Cdn $2.50/mcf including the Corporation’s commodity hedges and based on the mid-points of guidance.

Second Quarter 2017 Operating and Financial Highlights

On a per share basis, cash flow increased 30% to $0.26/share and production grew 10% to 232 mmcfe/d (38,739 boe/d) during the second quarter of 2017 compared to the second quarter of 2016 through Advantage’s continued focus on improving efficiencies.

Strong cash flow exceeded the second quarter 2017 capital program of $32 million and generated surplus cash of $17 million.

Total debt to trailing cash flow was reduced to 0.7 times as of June 30, 2017. Total debt (including working capital deficit) was $141 million at the end of the quarter.

Advantage’s industry leading low total corporate cash costs including natural gas and liquids transportation costs were $0.98/mcfe during the second quarter of 2017. Operating costs were reduced 10% from the same period in 2016 and up slightly from the first quarter of 2017 from $0.23/mcfe to $0.27/mcfe due primarily to higher costs for road maintenance and trucking costs as a result of wet spring weather conditions.

Advantage Oil & Gas. - 5

Advisory

The information in this report contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “guidance”, “demonstrate”, “expect”, “may”, “can”, “will”, “project”, “predict”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “would” and similar expressions and include statements relating to, among other things, the Corporation's plans to continue development of its Montney oil and natural gas resource contained within its land holdings and increase production, including the targeted amount of such production increase to be achieved by 2019; the Corporation's drilling plans for 2017, including the anticipated number of wells to be drilled and completed and the expected timing thereof; the anticipated benefits of the 2017 delineation drilling program in the greater Glacier operating area; the anticipated year-end total debt to trailing cash flow; timing of survey work for additional well locations at Progress and Wembley; anticipated timing of service for meter station on the Alliance pipeline and the expected opportunities therefrom; expectations regarding NGTL sales gas pipeline take-away capacity; the ability of TCPL to obtain the necessary regulatory approvals for the sales gas transportation service, anticipated number of future drilling locations and the Corporation's focus on developing such locations including the number of locations to be developed and the expected timing thereof; the proposed expansion of Advantage's Glacier gas plant processing capacity, including the anticipated timing that construction will commence and be completed on the proposed expansion; the Corporation's belief that its firm sales gas transportation service will satisfy its annual production targets from 2017 to 2019 including the potential to accelerate production growth; Advantage's estimated exposure to AECO prices in 2017; the Corporation's belief that its completed, standing wells will provide sufficient field production capability to increase annual production to its 2017 production target, including the amount of such production target; anticipated commodity prices; Advantage's future hedging positions; the Corporation's belief that taking a disciplined approach to managing commodity price risk for 2018 and beyond will be prudent as supply and demand fundamentals are expected to remain volatile; and other matters. Advantage’s actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage’s control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation’s Annual Information Form dated March 2, 2017 which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this report, Advantage has made assumptions regarding, but not limited to: timing of regulatory approvals, conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; well costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation’s production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the years ended December 31, 2017, 2018 and 2019 are expressed as anticipated average production over the calendar year. In determining anticipated production for the years ended December 31, 2017, 2018 and 2019 Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2017, 2018 and 2019 expected drilling and completion activities.

Advantage Oil & Gas. - 6

Management has included the above summary of assumptions and risks related to forward-looking information in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this report and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This report contains a number of oil and gas metrics, including operating netback, and reserve additions, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare Advantage's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes. Operating netback is calculated by adding natural gas and liquids sales with realized gains and losses on derivatives and subtracting royalty expense, operating expense and transportation expense.

References in this report to IP30 rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production of Advantage.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This report discloses drilling locations in three categories: (i) proved locations; (ii) probable locations; and (iii) unbooked locations. Proved locations and probable locations are derived from the Corporation’s most recent independent reserves evaluation as prepared by Sproule Associates Limited as of December 31, 2016 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Of the 1,100 drilling locations disclosed in this report, 793 are unbooked locations. Unbooked locations are internal estimates based on the Corporation’s prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that the Corporation will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Advantage actually drills wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been derisked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks, cash netbacks, surplus cash and total debt to trailing cash flow ratio. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation’s most recent Management’s Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities. The following abbreviations used in this report have the meanings set forth below.

Advantage Oil & Gas. - 7

This report and, in particular the information in respect of the Corporation's prospective cash flow debt to trailing cash flow ratio, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this report was made as of the date of this report and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this report, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Advantage Oil & Gas. - 8

CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of August 3, 2017, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three and six months ended June 30, 2017 and should be read in conjunction with the unaudited consolidated interim financial statements for the three and six months ended June 30, 2017 and the audited consolidated financial statements and MD&A for the year ended December 31, 2016. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. All references in the MD&A and consolidated financial statements are to Canadian dollars unless otherwise indicated. The term “boe” or barrels of oil equivalent and “mcfe” or thousand cubic feet equivalent may be misleading, particularly if used in isolation. A boe or mcfe conversion ratio of six thousand cubic feet of natural gas equivalent to one barrel of oil (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Forward-Looking Information and Other Advisories

This MD&A contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, the Corporation’s ability to meet its production targets; anticipated annual and quarterly production for the remainder of 2017; the Corporation’s future financial flexibility; the Corporation's hedging activities; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts; effect of fluctuations in commodity prices as compared to valuation assumptions on actual gains or losses realized on cash settlement of derivatives; effect of commodity prices on the Corporation's financial results, condition and performance; industry conditions, including effect of changes in commodity prices, weather and general economic conditions on the crude oil and natural gas industry and demand for crude oil and natural gas; average royalty rates and the impact of well depths, well production rates, commodity prices and gas cost allowance on average corporate royalty rates; future anticipated royalty rates; terms of the Corporation's equity compensation plans; the Corporation's expectation that it will realize lower cash finance expense in future periods of 2017; future commitments and contractual obligations; receipt of regulatory approvals and the impact of such approvals on certain agreements and future commitments; terms of the Corporation's credit facilities, including timing of the next review of the credit facilities, effect of revisions or changes in reserve estimates and commodity prices on the borrowing base, and limitations on the utilization of hedging contracts; the Corporation's expectations regarding extension of Advantage's credit facilities at each annual review; the Corporation's strategy for managing its capital structure, including the use of equity financing arrangements, share repurchases, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend or adjusting capital spending; the timing of reviews of capital structure and forecast information by Management and the Board of Directors; effect of the Corporation's continual financial assessment processes on the Corporation's ability to mitigate risks; the Corporation's ability to satisfy all liabilities and commitments, including a working capital deficit, and meet future obligations as they become due; the Corporation's belief that it is well positioned to successfully execute its multi-year development plan at Glacier, Alberta; expected timing of completion of expansion of the Corporation's Glacier gas plant; the Corporation's drilling and completion plans, including the anticipated timing of certain well completions; the Corporation's expectation that certain wells will meet Advantage's annual and quarterly 2017 production targets; the Corporation's plans to put additional wells on-stream and the expected timing thereof; the focus of the Corporation's capital expenditures and operations, including the Corporation's drilling plans; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide a maximum return to the Corporation's shareholders; the timing and impact of amendments to the IFRS 2 accounting pronouncements; and the statements under "critical accounting estimates" in this MD&A.

Advantage Oil & Gas. - 9

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, risks related to changes in general economic, market and business conditions; continued volatility in market prices for oil and natural gas; the impact of significant declines in market prices for oil and natural gas; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, regulatory approvals, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; failure to achieve production targets on timelines anticipated or at all; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; delays in anticipated timing of drilling and completion of wells; lack of available capacity on pipelines; delays in timing of completion of the expansion of the Corporation's Glacier gas plant; the failure to extend our credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; ability to access sufficient capital from internal and external sources; credit risk; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: current and future prices of oil and natural gas; that the current commodity price and foreign exchange environment will continue or improve; conditions in general economic and financial markets; effects of regulation by governmental agencies; receipt of required regulatory approvals; royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; availability of pipeline capacity; that current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and that the estimates of the Corporation’s production, reserves and resources volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This MD&A and, in particular the information in respect of the Corporation's prospective funds from operations and debt to trailing cash flow for 2017, contains future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this MD&A was made as of the date of this MD&A and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Advantage Oil & Gas. - 10

Non-GAAP Measures

The Corporation discloses several financial and performance measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial and performance measures include “funds from operations”, “cash netbacks”, “net capital expenditures” and “free cash flow”, which should not be considered as alternatives to, or more meaningful than “net income”, “comprehensive income”, “cash provided by operating activities”, “cash used in investing activities”, or individual expenses presented within the condensed consolidated statement of comprehensive income as determined in accordance with GAAP. Management believes that these measures provide an indication of the results generated by the Corporation’s principal business activities and provide useful supplemental information for analysis of the Corporation’s operating performance and liquidity. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Management believes these adjustments to cash provided by operating activities increase comparability between reporting periods. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Six months ended
	June 30			June 30
($000)	2017	2016	% change	2017	2016	% change
Cash provided by operating activities	$44,382	$35,550	25%	$99,892	$69,919	43%
Expenditures on decommissioning liability	91	290	(69)%	654	746	(12)%
Changes in non-cash working capital	5,727	3,460	66%	5,416	1,722	215%
Finance expense (1)	(1,575)	(2,417)	(35)%	(3,365)	(5,268)	(36)%
Funds from operations	$48,625	$36,883	32%	$102,597	$67,119	53%

(1) Finance expense excludes non-cash accretion expense.

Net capital expenditures include total capital expenditures related to property, plant and equipment and exploration and evaluation assets incurred during the period. Management considers this measure reflective of actual capital activity for the period as it excludes changes in working capital related to other periods. Free cash flow is calculated as funds from operations, less net capital expenditures incurred during the period. Management considers free cash flow to be a useful measure in assessing the Corporation’s liquidity and ability to generate funds for future capital investments and debt repayments.

Advantage Oil & Gas. - 11

Overview

	Three months ended				Six months ended
	June 30				June 30
	2017		2016		2017		2016
	$000	per mcfe	$000	per mcfe	$000	per mcfe	$000	per mcfe
Natural gas and liquids sales (1)	$66,942	$3.16	$25,635	$1.34	$134,705	$3.17	$52,566	$1.53
Realized gains on derivatives	2,227	0.11	19,980	1.04	7,421	0.17	34,674	1.01
Royalty recovery (expense)	(3,192)	(0.15)	1,481	0.08	(5,332)	(0.13)	343	0.01
Operating expense	(5,618)	(0.27)	(5,674)	(0.30)	(10,479)	(0.25)	(10,951)	(0.32)
Transportation expense (1)	(7,798)	(0.37)	(537)	(0.03)	(15,917)	(0.37)	(734)	(0.02)
Operating income and operating netbacks	52,561	2.48	40,885	2.13	110,398	2.59	75,898	2.21
General and administrative expense (2)	(2,478)	(0.12)	(1,988)	(0.10)	(4,553)	(0.11)	(3,926)	(0.11)
Finance expense (3)	(1,575)	(0.07)	(2,417)	(0.13)	(3,365)	(0.08)	(5,268)	(0.15)
Other income	117	0.01	403	0.02	117	–	415	0.01
Funds from operations and cash netbacks	$48,625	$2.30	$36,883	$1.92	$102,597	$2.40	$67,119	$1.96

Per basic weighted average share	$0.26		$0.20		$0.55		$0.37

(1)	Prior to November 1, 2016, the natural gas prices we realized were reduced for transportation from the sales points to AECO. Commencing on November 1, 2016, gas transportation is no longer deducted from realized natural gas prices, but rather presented as Transportation Expense (see "Transportation Expense"). In the first and second quarters of 2016, transportation expense represented only costs related to our liquids production. Natural gas transportation for the first and second quarters of 2016 was $0.34/mcf and $0.31/mcf, respectively.
(2)	General and administrative expense excludes non-cash share based compensation.
(3)	Finance expense excludes non-cash accretion expense.

For the three and six months ended June 30, 2017, Advantage realized funds from operations of $48.6 million and $102.6 million, with cash netbacks of $2.30/mcfe and $2.40/mcfe, respectively. On a per share basis, funds from operations was $0.26 and $0.55 for the three and six months ended June 30, 2017, respectively. Funds from operations increased by $11.7 million or 32% in the second quarter of 2017 as compared to 2016. In addition to higher funds from operations, we reduced bank indebtedness during the second quarter of 2017 by $13.7 million due to free cash flow of $17.2 million while bank indebtedness for the first six months of 2017 has been reduced by $20.0 million. The strong funds from operations combined with debt reductions has resulted in a resilient balance sheet with significant future flexibility as demonstrated by our total debt to twelve-month funds from operations ratio of 0.7 times as at June 30, 2017. Year-to-date 2017 results include a 25% increase in production, a Montney leading lowest cash cost structure of $0.94/mcfe, a 70% increase in the AECO daily natural gas price and realized derivative gains of $7.4 million from our commodity risk management program (see “Commodity Price Risk Management and Market Diversification”). Advantage’s cash netback excluding realized gains on derivatives were $2.19/mcfe and $2.23/mcfe for the three and six months ended June 30, 2017, respectively.

Advantage Oil & Gas. - 12

Natural Gas and Liquids Sales

	Three months ended			Six months ended
	June 30			June 30
($000)	2017	2016	% change	2017	2016	% change
Natural gas sales	$61,219	$20,448	199%	$123,416	$46,192	167%
Realized gains on derivatives	2,227	19,980	(89)%	7,421	34,674	(79)%
Natural gas sales including hedging	63,446	40,428	57%	130,837	80,866	62%
Liquids sales	5,723	5,187	10%	11,289	6,374	77%
Total (1)	$69,169	$45,615	52%	$142,126	$87,240	63%

(1) Total excludes unrealized derivative gains and losses.

Total sales including realized derivative gains for the three and six months ended June 30, 2017 increased by $23.6 million or 52% to $69.2 million and by $54.9 million or 63% to $142.1 million compared to the same periods of 2016, respectively. The increases to total sales in the three and six month periods were the result of higher production from Glacier and a 99% and 70% increase in AECO daily natural gas prices, respectively, partially offset by lower realized gains on derivatives due to differences in natural gas prices and contracts outstanding between the periods (see “Commodity Price Risk Management and Market Diversification”).

Our liquids sales increased significantly during the six months ended June 30, 2017 compared to 2016 due to additional Middle Montney wells on production from which liquids are extracted at our Glacier gas plant refrigeration facilities and stronger realized liquids prices. Our liquids production was comprised of approximately 79% and 71% condensate during the three and six months ended June 30, 2017, respectively.

Production

	Three months ended			Six months ended
	June 30			June 30
	2017	2016	% change	2017	2016	% change
Natural gas (mcf/d)	225,844	203,791	11%	228,363	184,204	24%
Liquids (bbls/d)	1,098	1,083	1%	1,124	750	50%
Total - mcfe/d	232,432	210,289	11%	235,107	188,704	25%
Total - boe/d	38,739	35,048	11%	39,185	31,451	25%
Natural gas (%)	97%	97%		97%	98%
Liquids (%)	3%	3%		3%	2%

Average production for the three and six months ended June 30, 2017 increased 11% to 232 mmcfe/d and 25% to 235 mmcfe/d, compared to the respective periods of 2016. Production increased through the successful execution of our ongoing development plans which includes strong well results and increased Glacier gas plant processing capacity in conjunction with incremental firm transportation service contracts which became effective in 2016 to support the higher production levels. Production for the third quarter of 2017 is expected to be similar to the second quarter of 2017 due to Advantage’s scheduled plant construction and maintenance activities as well as maintenance and expansion plans scheduled by TransCanada Pipelines Limited (“TCPL”). Average annual production for 2017 is anticipated to be unchanged from our previously disclosed guidance range of 230 to 240 mmcfe/d with an annual average target of approximately 236 mmcfe/d.

Advantage Oil & Gas. - 13

Commodity Prices and Marketing

	Three months ended			Six months ended
	June 30			June 30
	2017	2016	% change	2017	2016	% change
Average Realized Pricing
Natural gas, excluding hedging ($/mcf)	$2.98	$1.10	171%	$2.99	$1.38	117%
Natural gas, including hedging ($/mcf)	$3.09	$2.18	42%	$3.17	$2.41	32%
Liquids, excluding and including hedging ($/bbl)	$57.27	$52.67	9%	$55.47	$46.69	19%

Benchmark Prices
AECO daily ($/mcf)	$2.79	$1.40	99%	$2.74	$1.61	70%
AECO monthly ($/mcf)	$2.77	$1.25	122%	$2.86	$1.68	70%
NYMEX ($US/mmbtu)	$3.18	$1.95	63%	$2.98	$2.00	49%
Edmonton Light ($/bbl)	$60.38	$55.02	10%	$62.50	$46.93	33%

Advantage’s natural gas production at Glacier is delivered and sold directly into TCPL. Advantage sells production at the AECO monthly price equal to our AECO fixed price contracted volumes (see “Commodity Price Risk Management and Market Diversification”). The remainder of our natural gas production is sold at the AECO daily price. Realized natural gas prices, excluding hedging, for the three and six months ended June 30, 2017 were significantly higher than the comparative periods in 2016 primarily as a result of stronger AECO prices and natural gas transportation expense which was previously deducted from our gas sales price. The continued strength in U.S. domestic natural gas production relative to demand continued to place significant pressure on Canadian natural gas prices through the first half of 2016. The supply and demand imbalance began to improve in the second half of 2016, resulting in stronger natural gas prices as gas storage levels decreased due to an increase in power generation and U.S exports accompanied by lower production, thereby leading to a reduced storage surplus and a more balanced market. Although the first half of 2017 has seen gas storage levels remain lower than the prior year, which has continued to marginally support prices, U.S. domestic natural gas production has progressively increased this year combined with a mild winter and slow start to the summer thereby placing considerable pressure on future Canadian natural gas prices.

Prior to November 1, 2016, the natural gas prices we realized were reduced for transportation from the sales points to AECO. Commencing on November 1, 2016, gas transportation is no longer deducted from realized natural gas prices, but rather presented as Transportation Expense (see “Transportation Expense”).

Advantage Oil & Gas. - 14

Commodity Price Risk Management and Market Diversification

Natural gas prices have fluctuated widely and are determined by supply and demand factors, including weather, and general economic conditions in natural gas consuming and producing regions throughout North America. Management has been proactive in entering into derivative contracts for the purposes of reducing cash flow volatility and diversifying price realizations to multiple markets in support of our Glacier development plan. Our Credit Facilities allow Advantage to enter derivative contracts up to 75% of total estimated natural gas and liquids production over the first three years and 50% over the fourth year.

Our natural gas production and corresponding derivative contracts are expected to result in the realization of the following fixed and variable market prices for 2017 through 2019:

	January 1 to December 31, 2017			January 1 to December 31, 2018			January 1 to December 31, 2019
	Volumes Contracted (1)	Average minimum price	Estimated % of Production Target	Volumes Contracted (1)	Average minimum price	Estimated % of Production Target	Volumes Contracted (1)	Average minimum price	Estimated % of Production Target
Fixed Price
AECO fixed price swaps	96.8 mmcf/d	$3.19/mcf	43%	53.0 mmcf/d	$3.08/mcf	20%	11.9 mmcf/d	$3.00/mcf	4%

Variable Price
AECO daily price (3)	129.2 mmcf/d	AECO	57%	182.0 mmcf/d	AECO	70%	235.1 mmcf/d	AECO	79%
Henry Hub through basis swaps	-	-	-	25.0 mmcf/d	Henry Hub less US$0.85/mcf	10%	50.0 mmcf/d	Henry Hub less US$0.88/mcf	17%
	129.2 mmcf/d		57%	207.0 mmcf/d		80%	285.1 mmcf/d		96%

Total Natural Gas (2)	226.0 mmcf/d		100%	260.0 mmcf/d		100%	297.0 mmcf/d		100%

(1)	All volumes contracted converted to mcf on the basis of 1 mcf = 1.055056 GJ and 1 mcf = 1 mmbtu.
(2)	Represents the midpoint of our Guidance for 2017 to 2019 gas volumes (see News Release dated November 28, 2016).
(3)	Excludes potential impacts from firm service transportation agreements on TCPL's Canadian Mainline to the Southern Ontario Dawn trading hub. The Corporation has negotiated firm service for a 10-year period estimated to commence in November 2017; however, provision of the service is conditional on, among other factors, TCPL receiving approval from the National Energy Board.

Realized and unrealized derivative gains and losses for the three and six months ended June 30, 2017 and 2016 are summarized below:

	Three months ended			Six months ended
	June 30			June 30
($000)	2017	2016	% change	2017	2016	% change
Realized gains on derivatives	$2,227	$19,980	(89)%	$7,421	$34,674	(79)%
Unrealized gains (losses) on derivatives	7,511	(45,236)	(117)%	43,390	(29,758)	(246)%
Total gains (losses) on derivatives	$9,738	$(25,256)	(139)%	$50,811	$4,916	934%

For the three and six months ended June 30, 2016 and 2017, we realized derivative gains as a result of the decline in natural gas prices as compared to our average derivative contract prices. For the three and six months ended June 30, 2017, unrealized derivative gains of $7.5 million and $43.4 million were recognized, resulting from an increase in the fair value of our derivative contracts to a net asset of $20.8 million at June 30, 2017 as compared to a net asset of $13.3 million at March 31, 2017 and a net liability of $22.6 million at December 31, 2016. The fair value of the net derivative asset or liability is the estimated value to settle the outstanding contracts as at a point in time. As such, unrealized derivative gains and losses do not impact funds from operations and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The increases in the fair value of our outstanding derivative contracts over the three and six months ended June 30, 2017 were primarily due to a decrease in natural gas prices during 2017, partially offset by actual cash received from derivative settlements. Remaining derivative contracts will settle between July 1, 2017 and December 31, 2019.

Advantage Oil & Gas. - 15

Royalty Expense

	Three months ended			Six months ended
	June 30			June 30
	2017	2016	% change	2017	2016	% change
Royalty expense (recovery) ($000)	$3,192	$(1,481)	(316)%	$5,332	$(343)	(1,655)%
per mcfe	$0.15	$(0.08)	(288)%	$0.13	$(0.01)	(1,400)%
Royalty Rate (percentage of natural gas and liquids sales)	4.8%	(5.8)%	10.6%	4.0%	(0.7)%	4.7%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation has mineral leases with provincial governments, individuals and other companies. Our current average royalty rates are determined by various royalty regimes that incorporate factors including well depths, well production rates, and commodity prices. Royalties also include the impact of gas cost allowance (“GCA”) which is a reduction of royalties payable to the Alberta Provincial Government (the “Crown”) to recognize capital and operating expenditures incurred by Advantage in the gathering and processing of the Crown’s share of our natural gas production. Royalty expense increased during 2017 as compared to 2016 primarily due to a $2.1 million GCA recovery in the second quarter of 2016 and higher corporate production and realized commodity prices. In 2017, we anticipate an average royalty rate of between 4.0% and 6.0%.

Operating Expense

	Three months ended			Six months ended
	June 30			June 30
	2017	2016	% change	2017	2016	% change
Operating expense ($000)	$5,618	$5,674	(1)%	$10,479	$10,951	(4)%
per mcfe	$0.27	$0.30	(10)%	$0.25	$0.32	(22)%

On a per mcfe basis, operating costs for the three and six months ended June 30, 2017 decreased by 10% to $0.27/mcfe and by 22% to $0.25/mcfe, respectively, compared to the same periods of 2016. The lower second quarter 2017 operating costs per mcfe were due to reduced water disposal costs attributable to an additional water disposal well completed in 2016, continued efficiency improvement with equipment maintenance procedures and higher plant throughput. Operating expense and operating expense per mcfe for the second quarter of 2017 were marginally higher than the $0.23/mcfe realized in the first quarter of 2017 due to spring breakup whereby field conditions are normally wet and result in a more challenging operating environment including increased maintenance.

Advantage Oil & Gas. - 16

Transportation Expense

	Three months ended			Six months ended
	June 30			June 30
	2017	2016	% change	2017	2016	% change
Transportation expense
Natural gas ($000)	$6,716	$–	–%	$14,130	$–	-%
per mcf	$0.33	$–	–%	$0.34	$–	-%
Liquids ($000)	$1,082	$537	101%	$1,787	$734	143%
per bbl	$10.83	$5.45	99%	$8.78	$5.38	63%
Total transportation expense ($000)	$7,798	$537	1,352%	$15,917	$734	2,069%
per mcfe	$0.37	$0.03	1,133%	$0.37	$0.02	1,750%

Transportation expense represents the cost of transporting our natural gas and liquids to the sales points, including associated fuel costs. Natural gas production at Glacier is delivered and sold directly into TCPL. Prior to November 1, 2016, natural gas transportation was presented as a reduction against realized natural gas prices (see “Commodity Prices and Marketing”) as our transportation contracts were permanently assigned to our third party marketer. With the increase in transportation commitments corresponding to our continued growth, commencing November 1, 2016 Advantage chose to have these contracts permanently assigned back to Advantage and natural gas transportation expense is presented separately. This change has no effect on funds from operations, cash netbacks, or net income. Higher liquids recoveries and production at our Glacier gas plant has resulted in a corresponding increase in liquids transportation expense (see “Production”). The increase in liquids transportation expense per bbl between the three and six months ended June 30, 2016 and 2017 has been due to wet conditions from spring breakup that typically result in partial truck loads, more trucking of liquids and additional wait times at facilities.

General and Administrative Expense

	Three months ended			Six months ended
	June 30			June 30
	2017	2016	% change	2017	2016	% change
General and administrative expense
Cash expense ($000)	$2,478	$1,988	25%	$4,553	$3,926	16%
per mcfe	$0.12	$0.10	20%	$0.11	$0.11	–%
Share based compensation ($000)	$966	$992	(3)%	$2,368	$1,467	61%
per mcfe	$0.05	$0.05	–%	$0.06	$0.04	50%
Total general and administrative expense ($000)	$3,444	$2,980	16%	$6,921	$5,393	28%
per mcfe	$0.17	$0.15	13%	$0.17	$0.15	13%
Employees at June 30				29	26	12%

Cash general and administrative (“G&A”) expense for the six months ended June 30, 2017 increased slightly as compared to the same period of 2016, but was consistent at $0.11/mcfe.

Share based compensation represents non-cash G&A expense associated with Advantage’s stock option plan and restricted and performance award plan that are designed to provide for long-term compensation to employees and contractors and to align the interests of these individuals with those of shareholders. Share based compensation for the six months ended June 30, 2017 increased by $0.9 million compared to the same period of 2016 due primarily to an increase in the value of performance awards granted in 2014 that vested in the second quarter of 2017. As at June 30, 2017, a total of 2.1 million stock options and 1.6 million performance awards are unexercised which represents 2.0% of Advantage’s total outstanding common shares.

Advantage Oil & Gas. - 17

Depreciation Expense

	Three months ended			Six months ended
	June 30			June 30
	2017	2016	% change	2017	2016	% change
Depreciation expense ($000)	$29,475	$31,079	(5)%	$59,295	$55,794	6%
per mcfe	$1.39	$1.62	(14)%	$1.39	$1.62	(14)%

Depreciation of natural gas and liquids properties is provided on the units-of–production method based on total proved and probable reserves, including future development costs, on a component basis. The rate of depreciation expense per mcfe was lower as total costs, including future development costs, as a proportion of total proved and probable reserves declined due to the continued efficiency of reserve additions. Depreciation expense was higher for the six months ended June 30, 2017 than the same period of 2016 due to continued production increases at Glacier (see “Production”).

Finance Expense

	Three months ended			Six months ended
	June 30			June 30
	2017	2016	% change	2017	2016	% change
Finance expense
Cash expense ($000)	$1,575	$2,417	(35)%	$3,365	$5,268	(36)%
per mcfe	$0.07	$0.13	(46)%	$0.08	$0.15	(47)%
Accretion expense ($000)	$216	$203	6%	$450	$426	6%
per mcfe	$0.01	$0.01	–%	$0.01	$0.01	–%
Total finance expense ($000)	$1,791	$2,620	(32)%	$3,815	$5,694	(33)%
per mcfe	$0.08	$0.14	(43)%	$0.09	$0.16	(44)%

Our bank indebtedness has decreased due to funds from operations exceeding net capital expenditures and proceeds from the equity financing that closed on March 8, 2016. The decrease in bank indebtedness resulted in a 36% decrease in cash finance expense for the six months ended June 30, 2017 as compared to the same period of 2016. Interest rates are primarily based on short term bankers’ acceptance rates plus a stamping fee and determined by total debt to the trailing four quarters Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio as calculated pursuant to our Credit Facilities. In 2017, we expect lower cash finance expense as a result of our lower bank indebtedness, and lower interest rates as determined by our total debt to EBITDA ratio.

Accretion expense represents non-cash charges that increase the carrying value of decommissioning liabilities to their maturity values as a result of the passage of time.

Advantage Oil & Gas. - 18

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the three and six months ended June 30, 2017, the Corporation recognized deferred income tax expenses of $7.1 million and $23.3 million as a result of $25.5 million and $83.9 million income before taxes, respectively. As at June 30, 2017, the Corporation had a deferred income tax liability of $58.5 million.

Net Income (Loss) and Comprehensive Income (Loss)

	Three months ended			Six months ended
	June 30			June 30
	2017	2016	% change	2017	2016	% change
Net income (loss) and comprehensive income (loss) ($000)	$18,339	$(29,765)	(162)%	$60,588	$(15,074)	(502)%
per share - basic	$0.10	$(0.16)	(163)%	$0.33	$(0.08)	(513)%
per share - diluted	$0.10	$(0.16)	(163)%	$0.32	$(0.08)	(500)%

Advantage reported net income of $18.3 million and $60.6 million for the three and six months ended June 30, 2017, respectively. Net income for 2017 has been most significantly impacted by increased production and higher commodity prices, which contributed to strong funds from operations, and unrealized gains on derivatives of $7.5 million and $43.4 million for the three and six months ended June 30, 2017, respectively. Unrealized gains and losses on derivatives are non-cash, can fluctuate greatly between periods and result from changes to the estimated value to settle outstanding derivative contracts (see “Commodity Price Risk Management and Market Diversification”).

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and bank indebtedness. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments as at June 30, 2017. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

		Payments due by period
($ millions)		Total	2017	2018	2019	2020	2021	2022	After 2022
Building leases		$2.4	$0.6	$1.1	$0.7	$–	$–	$–	$–
Transportation (1)		177.3	13.1	26.9	28.6	22.7	18.8	18.5	48.7
Bank indebtedness (2)	- principal	134.1	–	–	134.1	–	–	–	–
	- interest	12.5	3.2	6.3	3.0	–	–	–	–
Total contractual obligations		$326.3	$16.9	$34.3	$166.4	$22.7	$18.8	$18.5	$48.7
(1)	Transportation excludes potential impacts from firm service transportation agreements on TCPL's Canadian Mainline to the Southern Ontario Dawn trading hub. The Corporation has negotiated firm service for a 10-year period estimated to commence in November 2017; however, provision of the service is conditional on, among other factors, TCPL receiving approval from the National Energy Board.
(2)	As at June 30, 2017, the Corporation’s bank indebtedness was governed by a credit facility agreement with a syndicate of financial institutions. Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2018. The facility is revolving and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. Management fully expects that the facility will be extended at each annual review.

Advantage Oil & Gas. - 19

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

($000, except as otherwise indicated)	June 30, 2017
Bank indebtedness (non-current)	$134,128
Working capital deficit	6,950
Total debt (1)	$141,078
Shares outstanding	185,947,660
Shares closing market price ($/share)	$8.77
Market capitalization	$1,630,761

Total capitalization	$1,771,839

Total debt to funds from operations (2)	0.7
(1) Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit.
(2) Total debt to funds from operations is calculated by dividing total debt by funds from operations for the previous four quarters.

Advantage has a $400 million credit facility of which $266 million or 66% was available at June 30, 2017 (see “Bank Indebtedness, Credit Facilities and Other Obligations”). The Corporation’s twelve-month trailing funds from operations of $202 million exceeded net capital expenditures over the same period by $51 million, with the surplus cash flow used to reduce bank indebtedness, resulting in a June 30, 2017 total debt to twelve-month trailing funds from operations of 0.7 times. Advantage has a strong balance sheet, a disciplined commodity risk management program, an industry leading low cost structure, and substantial available liquidity such that it is well positioned to continue successfully executing its multi-year development plan at Glacier, Alberta.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital, bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing through bank indebtedness, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, or adjusting capital spending. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis. Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. Selected forecast information is frequently provided to the Board of Directors. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

Shareholders’ Equity

As at June 30, 2017, Advantage had 185.9 million common shares outstanding. During the six months ended June 30, 2017, Advantage issued 1.3 million common shares to employees and contractors in exchange for the exercise of 1.0 million stock options and the settlement of 0.4 million performance shares. As at June 30, 2017, a total of 2.1 million stock options and 1.6 million performance awards were outstanding, which represents 2.0% of Advantage’s total outstanding common shares. On March 8, 2016, Advantage closed the equity financing of 13,427,075 common shares issued for net proceeds of $95.1 million which was used initially to reduce bank indebtedness. As at August 3, 2017, Advantage had 185.9 million common shares outstanding.

Advantage Oil & Gas. - 20

Bank Indebtedness, Credit Facilities and Other Obligations

At June 30, 2017, Advantage had bank indebtedness outstanding of $134.1 million, a decrease of $19.0 million since December 31, 2016. The change in bank indebtedness was consistent with lower capital expenditure activity during spring breakup as in our approved 2017 budget. Advantage’s credit facilities have a borrowing base of $400 million that is collateralized by a $1 billion floating charge demand debenture covering all assets of the Corporation and has no financial covenants (the “Credit Facilities”). The borrowing base for the Credit Facilities is determined by the banking syndicate through an evaluation of our reserve estimates based upon their own commodity price expectations. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base.

On April 28, 2017, the Credit Facilities borrowing base was renewed at $400 million, comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. The next annual review is scheduled to occur in June 2018. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time.

Advantage’s working capital deficit of $7.0 million as at June 30, 2017 increased slightly from $6.2 million at December 31, 2016. Our working capital includes items expected for normal operations such as trade receivables, prepaid expenses, deposits, and trade payables and accruals. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Our working capital is normally in a deficit position due to our capital development activities. We do not anticipate any problems in meeting future obligations as they become due as they can be satisfied with funds from operations and our available Credit Facilities.

Capital Expenditures

	Three months ended		Six months ended
	June 30		June 30
($000)	2017	2016	2017	2016
Drilling, completions and workovers	$3,973	$1,406	$37,774	$10,561
Well equipping and facilities	23,449	14,229	40,894	46,083
Other	123	–	123	–
Expenditures on property, plant and equipment	27,545	15,635	78,791	56,644
Expenditures on exploration and evaluation assets	3,917	1,960	6,462	5,687
Net capital expenditures (1)	$31,462	$17,595	$85,253	$62,331
(1) Net capital expenditures excludes change in decommissioning liability.

Advantage invested $85.3 million on property, plant, equipment and land purchases during the six months ended June 30, 2017.

During the second quarter of 2017, final design work concluded on the announced expansion of our 100% owned Glacier gas plant to 400 mmcf/d raw gas capability with 6,800 bbls/d of liquids capability and Advantage received license approval from the Alberta Energy Regulator (“AER”) for the expansion. Construction of all major pieces of equipment continued with $36 million spent to-date on the expansion. The majority of the expenditures relate to vendor progress payments made towards such equipment. On-site construction has started with an anticipated completion date of early second quarter 2018. Advantage’s strategy of owning and operating our own infrastructure has helped us achieve an industry leading cost structure.

In the first quarter of 2017 Advantage concluded drilling operations on a 16-well pad. The pad was drilled utilizing two drilling rigs running concurrently with 6 wells rig released in 2016 and the remaining 10 wells rig released in the first quarter of 2017. Advantage did not have any drilling activity in the second quarter of 2017; however, we resumed our drilling program in July which will consist of running two drilling rigs to March 2018.

Preparation work for completion of the 16-well pad began in June 2017 with fracing operations scheduled to begin during August. Permanent production from this pad is planned to begin by the end of 2017 with wells continuing to be brought on production into 2018 to support our growth targets. Completion activity during the first quarter of 2017 consisted of activity on 11 Montney gas wells that were drilled prior to 2017.

Advantage’s Upper, Middle and Lower Montney wells are continuing to demonstrate strong production performance. Advantage’s current standing well inventory consists of twenty-four total wells of which seven are drilled and completed and seventeen remain uncompleted.

Advantage Oil & Gas. - 21

Year-to-date, Advantage has acquired 26 additional sections of Doig/Montney rights in the Valhalla and Progress areas proximal to our existing land holdings for an aggregate cash consideration of $6.5 million. Advantage now holds a total of 180 net sections (115,200 net acres) of Montney rights with 90 of those sections being in the Valhalla/Progress/Wembley areas that have potential for liquids-rich and multi-layer development.

Sources and Uses of Funds

The following table summarizes the various funding requirements during the six months ended June 30, 2017 and 2016 and the sources of funding to meet those requirements:

	Six months ended
	June 30
($000)	2017	2016
Sources of funds
Funds from operations	$ 102,597	$ 67,119
Net proceeds of equity financing	-	95,130
Change in non-cash working capital and other	2,382	-
	$ 104,979	$ 162,249
Uses of funds
Decrease in bank indebtedness	$ 19,072	$ 92,809
Net capital expenditures	85,253	62,331
Change in non-cash working capital and other	-	6,363
Expenditures on decommissioning liability	654	746
	$ 104,979	$ 162,249

Bank indebtedness decreased during the six months ended June 30, 2017 as a result of funds from operations and changes in non-cash working capital exceeding net capital expenditures. Advantage continuously monitors the debt levels to ensure an optimal mix of financing and cost of capital.

Advantage Oil & Gas. - 22

Quarterly Performance

	2017		2016				2015
($000, except as otherwise	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
indicated)

Daily production
Natural gas (mcf/d)	225,844	230,906	215,369	207,332	203,791	164,618	154,241	147,574
Liquids (bbls/d)	1,098	1,151	949	1,205	1,083	418	179	212
Total (mcfe/d)	232,432	237,812	221,063	214,562	210,289	167,126	155,315	148,846
Average prices
Natural gas ($/mcf)
Excluding hedging	$ 2.98	$ 2.99	$ 3.02	$ 2.08	$ 1.10	$ 1.72	$ 2.34	$ 2.66
Including hedging	$ 3.09	$ 3.24	$ 3.35	$ 2.71	$ 2.18	$ 2.70	$ 2.96	$ 3.25
AECO daily	$ 2.79	$ 2.70	$ 3.09	$ 2.32	$ 1.40	$ 1.84	$ 2.46	$ 2.90
AECO monthly	$ 2.77	$ 2.95	$ 2.81	$ 2.20	$ 1.25	$ 2.11	$ 2.65	$ 2.80
Liquids ($/bbl)
Including hedging	$ 57.27	$ 53.73	$ 53.01	$ 45.58	$ 52.67	$ 31.21	$ 43.24	$ 45.43
Edmonton Light ($/bbl)	$ 60.38	$ 64.72	$ 60.76	$ 54.34	$ 55.02	$ 38.85	$ 51.99	$ 55.58
Total sales including realized hedging	$ 69,169	$ 72,957	$ 71,090	$ 56,697	$ 45,615	$ 41,625	$ 42,654	$ 44,980
Net income (loss)	$ 18,339	$ 42,249	$ (8,845)	$ 8,185	$ (29,765)	$ 14,691	$ 12,408	$ 6,959
per share - basic	$ 0.10	$ 0.23	$ (0.05)	$ 0.04	$ (0.16)	$ 0.08	$ 0.08	$ 0.04
per share - diluted	$ 0.10	$ 0.22	$ (0.05)	$ 0.04	$ (0.16)	$ 0.08	$ 0.07	$ 0.04
Funds from operations	$ 48,625	$ 53,972	$ 54,610	$ 45,132	$ 36,883	$ 30,236	$ 31,656	$ 34,474

The table above highlights the Corporation’s performance for the second quarter of 2017 and also for the preceding seven quarters. In July 2015, Advantage completed the first phase of commissioning operations at our expanded Glacier gas plant whereby processing capability reached 183 mmcfe/d. The Corporation’s production for the second half of 2015 and first quarter of 2016 was negatively impacted by TCPL unplanned firm and interruptible service restrictions in addition to Advantage’s planned outages required to install new equipment for the subsequent Glacier gas plant expansion to 250 mmcfe/d. In the second half of 2016, we were less affected by TCPL restrictions and we attained production levels in excess of 220 mmcfe/d. Advantage has continued to increase production thereby substantially filling the Glacier gas plant processing capacity in the first and second quarters of 2017, consistent with our multi-year development plan.

Sales and funds from operations did not increase as rapidly as production through 2015 and early 2016 due to an offsetting decline in natural gas prices. This decrease has been partially offset by continued production growth, lower cash costs and gains realized from our commodity risk management program. Although Advantage has generally reported net income, the net losses reported in the second and fourth quarters of 2016 were due primarily to the recognition of unrealized derivative losses. Net income reported for the first and second quarters of 2017 was attributable to increased production with strong funds from operations as well as the recognition of unrealized derivative gains resulting from an increase in the fair value of our outstanding derivative contracts (see “Commodity Price Risk Management and Market Diversification”). Advantage’s production growth, industry leading low cost structure, strong capital efficiencies and commodity risk management program have achieved long-term profitability despite the natural gas price volatility.

Advantage Oil & Gas. - 23

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact natural gas and liquids prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of natural gas and liquids properties. The reserve estimates are also used to assess the borrowing base for the Corporation’s Credit Facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing base of the Corporation.

Management’s process of determining the provision for deferred income taxes and the provision for decommissioning liability costs and related accretion expense are based on estimates. Estimates used in the determination of deferred income taxes provisions are significant and can include expected future tax rates, expectations regarding the realization or settlement of the carrying amount of assets and liabilities and other relevant assumptions. Estimates used in the determination of decommissioning liability cost provisions and accretion expense are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Changes in Accounting Policies

There have been no changes in accounting policies during the three months ended June 30, 2017.

Accounting Pronouncements not yet Adopted

Amendments to IFRS 2 Share-based Payment are designed to eliminate diversity in the classification and measurement of specific share-based payment transactions. Amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018. Advantage does not anticipate any material changes or effects resulting from the adoption of IFRS 2.

IFRS 9 Financial Instruments will replace IAS 39 and introduce new classification and measurement requirements, an impairment model and a hedge accounting model. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Advantage does not anticipate any material changes or effects resulting from the adoption of the amendments to IFRS 9.

IFRS 15 Revenue from Contracts with Customers requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. The standard is to be adopted beginning on or after January 1, 2018, either retrospectively or using a modified retrospective approach. Advantage is currently reviewing our contractual agreements to evaluate the impact of this standard to our financial statements.

IFRS 16 Leases provides an accounting model for leases which requires the recognition of assets and liabilities for many leases. The standard also addresses the measurement, presentation and disclosure of leases. The standard applies to annual financial reports beginning on or after January 1, 2019. Advantage is currently reviewing the impact of IFRS 16 to our financial statements.

Evaluation of Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

Advantage Oil & Gas. - 24

Evaluation of Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

August 3, 2017

Advantage Oil & Gas. - 25

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
(unaudited, expressed in thousands of Canadian dollars)	Notes	June 30, 2017	December 31, 2016

ASSETS
Current assets
Trade and other receivables		$22,178	$26,305
Prepaid expenses and deposits		2,125	1,681
Derivative asset	5	15,058	730
Total current assets		39,361	28,716

Non-current assets
Derivative asset	5	6,142	1,448
Exploration and evaluation assets	3	22,474	16,012
Property, plant and equipment	4	1,473,764	1,450,283
Total non-current assets		1,502,380	1,467,743
Total assets		$1,541,741	$1,496,459

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$31,253	$34,153
Derivative liability	5	–	13,812
Total current liabilities		31,253	47,965

Non-current liabilities
Derivative liability	5	356	10,912
Bank indebtedness	6	134,128	153,102
Decommissioning liability	7	44,773	40,992
Deferred income tax liability	8	58,501	35,215
Total non-current liabilities		237,758	240,221
Total liabilities		269,011	288,186

SHAREHOLDERS' EQUITY
Share capital	9	2,340,679	2,334,199
Contributed surplus		105,704	108,315
Deficit		(1,173,653)	(1,234,241)
Total shareholders' equity		1,272,730	1,208,273
Total liabilities and shareholders' equity		$1,541,741	$1,496,459

See accompanying Notes to the Condensed Consolidated Financial Statements

Advantage Oil & Gas. - 26

Consolidated Statement of Comprehensive Income (Loss)

		Three months ended		Six months ended
		June 30		June 30
(unaudited, expressed in thousands of Canadian dollars, except for per share amounts)	Notes	2017	2016	2017	2016

Natural gas and liquids sales		$66,942	$25,635	$134,705	$52,566
Royalty (expense) recovery		(3,192)	1,481	(5,332)	343
Natural gas and liquids revenue		63,750	27,116	129,373	52,909

Operating expense		(5,618)	(5,674)	(10,479)	(10,951)
Transportation expense		(7,798)	(537)	(15,917)	(734)
General and administrative expense		(3,444)	(2,980)	(6,921)	(5,393)
Depreciation expense	4	(29,475)	(31,079)	(59,295)	(55,794)
Finance expense		(1,791)	(2,620)	(3,815)	(5,694)
Gains (losses) on derivatives	5	9,738	(25,256)	50,811	4,916
Other income		117	403	117	415
Income (loss) before taxes		25,479	(40,627)	83,874	(20,326)
Income tax recovery (expense)	8	(7,140)	10,862	(23,286)	5,252
Net income (loss) and comprehensive income (loss)		$18,339	$(29,765)	$60,588	$(15,074)

Net income (loss) per share	10
Basic		$0.10	$(0.16)	$0.33	$(0.08)
Diluted		$0.10	$(0.16)	$0.32	$(0.08)

See accompanying Notes to the Condensed Consolidated Financial Statements

Advantage Oil & Gas. - 27

Consolidated Statement of Changes in Shareholders' Equity

(unaudited, expressed in thousands of Canadian dollars)	Notes	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2016		$2,334,199	$108,315	$(1,234,241)	$1,208,273
Net income and comprehensive income		–	–	60,588	60,588
Share based compensation	9, 11	6,480	(2,611)	–	3,869
Balance, June 30, 2017		$2,340,679	$105,704	$(1,173,653)	$1,272,730

(unaudited, expressed in thousands of Canadian dollars)	Notes	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2015		$2,236,728	$103,726	$(1,218,507)	$1,121,947
Net loss and comprehensive loss		–	–	(15,074)	(15,074)
Shares issued on equity financing	9(b)	96,453	–	–	96,453
Share based compensation	9, 11	639	1,869	–	2,508
Balance, June 30, 2016		$2,333,820	$105,595	$(1,233,581)	$1,205,834

Advantage Oil & Gas. - 28

Consolidated Statement of Cash Flows
		Three months ended		Six months ended
		June 30		June 30
(unaudited, expressed in thousands of Canadian dollars)	Notes	2017	2016	2017	2016

Operating Activities
Income (loss) before taxes		$ 25,479	$ (40,627)	$ 83,874	$ (20,326)
Add (deduct) items not requiring cash:
Share based compensation	9, 11	966	992	2,368	1,467
Depreciation expense	4	29,475	31,079	59,295	55,794
Unrealized (gain) loss on derivatives	5	(7,511)	45,236	(43,390)	29,758
Finance expense		1,791	2,620	3,815	5,694
Expenditures on decommissioning liability	7	(91)	(290)	(654)	(746)
Changes in non-cash working capital	12	(5,727)	(3,460)	(5,416)	(1,722)
Cash provided by operating activities		44,382	35,550	99,892	69,919

Financing Activities
Decrease in bank indebtedness	6	(13,241)	(8,217)	(19,072)	(92,809)
Net proceeds of equity financing	9(b)	-	-	-	95,130
Interest paid		(1,987)	(2,710)	(3,267)	(4,950)
Cash used in financing activities		(15,228)	(10,927)	(22,339)	(2,629)

Investing Activities
Payments on property, plant and equipment	4,12	(25,237)	(22,663)	(71,091)	(61,603)
Payments on exploration and evaluation assets	3	(3,917)	(1,960)	(6,462)	(5,687)
Cash used in investing activities		(29,154)	(24,623)	(77,553)	(67,290)
Net change in cash		-	-	-	-
Cash, beginning of period		-	-	-	-
Cash, end of period		$ -	$ -	$ -	$ -

See accompanying Notes to the Condensed Consolidated Financial Statements

Advantage Oil & Gas. - 29

Notes to The Condensed Consolidated Financial Statements

June 30, 2017 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate natural gas and liquids development and production corporation with a significant position in the Montney resource play located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation
(a)	Statement of compliance

The Corporation prepares its interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Chartered Professional Accountants Canada Handbook (the “CPA Canada Handbook”). The CPA Canada Handbook incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies as those set out in the audited consolidated financial statements for the year ended December 31, 2016. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim condensed consolidated financial statements are based on IFRS issued and outstanding as of August 3, 2017, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2016.

The methods used to measure fair values of derivative instruments are discussed in note 5.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

3.	Exploration and evaluation assets

Balance at December 31, 2015	$ 10,071
Additions	6,001
Transferred to property, plant and equipment (note 4)	(60)
Balance at December 31, 2016	$ 16,012
Additions	6,462
Balance at June 30, 2017	$ 22,474

Advantage Oil & Gas. - 30

4.	Property, plant and equipment

Cost	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2015	$ 1,874,418	$ 5,482	$ 1,879,900
Additions	121,847	166	122,013
Change in decommissioning liability (note 7)	(2,641)	-	(2,641)
Transferred from exploration and evaluation assets (note 3)	60	-	60
Balance at December 31, 2016	$ 1,993,684	$ 5,648	$ 1,999,332
Additions	78,668	123	78,791
Change in decommissioning liability (note 7)	3,985	-	3,985
Balance at June 30, 2017	$ 2,076,337	$ 5,771	$ 2,082,108

Accumulated depreciation	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2015	$ 428,905	$ 3,912	$ 432,817
Depreciation	115,885	347	116,232
Balance at December 31, 2016	$ 544,790	$ 4,259	$ 549,049
Depreciation	59,144	151	59,295
Balance at June 30, 2017	$ 603,934	$ 4,410	$ 608,344

Net book value	Natural gas and liquids properties	Furniture and equipment	Total
At December 31, 2016	$ 1,448,894	$ 1,389	$ 1,450,283
At June 30, 2017	1,472,403	1,361	1,473,764

During the six months ended June 30, 2017, Advantage capitalized general and administrative expenditures directly related to development activities of $3.6 million (year ended December 31, 2016 - $6.1 million).

Advantage included future development costs of $1.6 billion (December 31, 2016 – $1.6 billion) in property, plant and equipment costs subject to depreciation.

Advantage Oil & Gas. - 31

5.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, and derivative assets and liabilities.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at June 30, 2017, there were no significant differences between the carrying amounts reported on the Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. Derivative assets and liabilities are measured at fair value on a recurring basis. For derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Under this level, fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas. - 32

5.	Financial risk management (continued)
(a)	Price risk

As at June 30, 2017, the Corporation had the following derivative contracts in place:

Description of Derivative	Term	Volume	Price

Natural gas – AECO
Fixed price swap	April 2017 to March 2018	4,739 mcf/d	Cdn $3.27/mcf
Fixed price swap	April 2017 to March 2018	14,217 mcf/d	Cdn $3.27/mcf
Fixed price swap	November 2017 to March 2018	18,956 mcf/d	Cdn $3.22/mcf
Fixed price swap	July 2017 to March 2018	4,739 mcf/d	Cdn $3.02/mcf
Fixed price swap	July 2017 to March 2018	14,217 mcf/d	Cdn $3.01/mcf
Fixed price swap	July 2017 to March 2018	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	July 2017 to June 2018	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	April 2017 to March 2018	23,695 mcf/d	Cdn $3.01/mcf
Call option sold	April 2017 to December 2018	23,695 mcf/d	Cdn $3.17/mcf (1)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.01/mcf (2)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.06/mcf (3)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.11/mcf (4)
Fixed price swap	October 2018 to March 2019	18,956 mcf/d	Cdn $3.00/mcf
Fixed price swap	October 2018 to March 2019	18,956 mcf/d	Cdn $3.00/mcf
Fixed price swap	October 2018 to March 2019	9,478 mcf/d	Cdn $3.00/mcf

         Natural gas – AECO/Henry Hub Basis Differential

Basis swap	January 2018 to December 2019	25,000 mcf/d	Henry Hub less US $0.85/mcf
Basis swap	January 2019 to December 2019	25,000 mcf/d	Henry Hub less US $0.90/mcf

(1)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.

(2)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.32/mcf.

(3)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.38/mcf.

(4)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.

Advantage Oil & Gas. - 33

5.	Financial risk management (continued)

(a) Price risk

As at June 30, 2017, the fair value of the derivatives outstanding resulted in an asset of $21.2 million (December 31, 2016 – $2.2 million) and a liability of $0.4 million (December 31, 2016 – $24.7 million). The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

For the three and six months ended June 30, 2017, $9.7 million and $50.8 million were recognized in net income as derivative gains, respectively (three and six months ended June 30, 2016: $25.3 million derivative loss and $4.9 million derivative gain, respectively). The table below summarizes the realized and unrealized gains and losses on derivatives recognized in net income.

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016
Realized gain on derivatives	$2,227	$19,980	$7,421	$34,674
Unrealized gain (loss) on derivatives	7,511	(45,236)	43,390	(29,758)
Gains (losses) on derivatives	$9,738	$(25,256)	$50,811	$4,916

(b)	Capital management

Advantage’s capital structure as at June 30, 2017 and December 31, 2016 is as follows:

	June 30, 2017	December 31, 2016
Bank indebtedness (non-current) (note 6)	$134,128	$153,102
Working capital deficit	6,950	6,167
Total debt	$141,078	$159,269
Shares outstanding (note 9(b))	185,947,660	184,654,333
Share closing market price ($/share)	$8.77	$9.12
Market capitalization	1,630,761	1,684,048
Total capitalization	$1,771,839	$1,843,317

Advantage Oil & Gas. - 34

6.	Bank indebtedness

	June 30, 2017	December 31, 2016
Revolving credit facility	$134,739	$153,811
Discount on Bankers Acceptances and other fees	(611)	(709)
Balance, end of period	$134,128	$153,102

On April 28, 2017, the Credit Facilities were renewed with no changes to the borrowing base of $400 million, comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving loan facility from a syndicate of financial institutions. The revolving period for the Credit Facilities will end in June 2018 unless extended at the option of the syndicate for a further 364 day period. If not extended, the credit facility will be converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. The Corporation did not have any financial covenants at June 30, 2017 and December 31, 2016.

7.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in natural gas and liquids assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2017 and 2076. A risk-free rate of 2.06% (December 31, 2016 – 2.34%) and an inflation factor of 2.0% (December 31, 2016 – 2.0%) were used to calculate the fair value of the decommissioning liability at June 30, 2017. A reconciliation of the decommissioning liability is provided below:

	Six months ended	Year ended
	June 30, 2017	December 31, 2016
Balance, beginning of year	$40,992	$44,575
Accretion expense	450	915
Property acquisitions	729	–
Liabilities incurred	–	2,193
Change in estimates	(503)	(1,165)
Effect of change in risk-free rate and inflation rate factor	3,759	(3,669)
Liabilities settled	(654)	(1,857)
Balance, end of period	$44,773	$40,992

Advantage Oil & Gas. - 35

8.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. No deferred tax asset has been recognized for capital losses of $158 million (December 31, 2016 – $158 million). Recognition is dependent on the realization of future taxable capital gains.

9.	Share capital
(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued
	Common Shares	Amount
Balance at December 31, 2015	170,827,158	$ 2,236,728
Shares issued on equity financing, net of issue costs and deferred taxes	13,427,075	96,453
Shares issued on exercise of stock options (note 11(a))	400,100	-
Contributed surplus transferred on exercise of stock options (note 11(a))	-	1,018
Balance at December 31, 2016	184,654,333	$ 2,334,199
Shares issued on Performance Award settlements (note 11(b))	825,359	-
Contributed surplus transferred on Performance Award settlements (note 11(b))	-	5,374
Shares issued on exercise of stock options (note 11(a))	467,968	-
Contributed surplus transferred on exercise of stock options (note 11(a))	-	1,106
Balance at June 30, 2017	185,947,660	$ 2,340,679

On March 8, 2016, the Corporation closed an equity financing whereby 13,427,075 common shares were issued at $7.45 per share, for gross proceeds of $100 million, less $3.6 million related to $4.9 million of issuance costs net of $1.3 million of deferred taxes.

10.	Net income per share

The calculations of basic and diluted net income per share are derived from both net income and weighted average shares outstanding, calculated as follows:

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016
Net income (loss)
Basic and diluted	$ 18,339	$ (29,765)	$ 60,588	$ (15,074)

Weighted average shares outstanding
Basic	185,789,764	184,477,484	185,318,614	179,478,040
Stock Options	549,651	-	637,404	-
Performance Awards	2,931,385	-	2,931,385	-
Diluted	189,270,800	184,477,484	188,887,403	179,478,040

Advantage Oil & Gas. - 36

11.	Share based compensation
(a)	Stock Option Plan

The following tables summarize information about changes in stock options outstanding at June 30, 2017:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2015	4,031,302	$ 5.49
Exercised	(921,387)	4.64
Balance at December 31, 2016	3,109,915	$ 5.75
Exercised	(1,014,424)	4.60
Forfeited/cancelled	(18,377)	6.82
Balance at June 30, 2017	2,077,114	$ 6.30

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$5.87 - $6.81	1,147,501	1.79	$ 5.87	1,147,501	$ 5.87
$6.82 - $6.82	929,613	2.77	6.82	618,692	6.82
$5.87 - $6.82	2,077,114	2.23	$ 6.30	1,766,193	$ 6.20

During the six months ended June 30, 2017, 1,014,424 stock options were exercised with no cash consideration, resulting in the issuance of 467,968 common shares.

(b)	Performance Incentive Plan

Under the Performance Incentive Plan, service providers can be granted two types of Incentive Awards: Restricted Awards and Performance Awards. A Restricted Award is a grant denominated in a fixed number of common shares which generally vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary, and 1/3 on the third anniversary. A Performance Award is a grant denominated in a fixed number of common shares which vests on the third anniversary of the grant date. Performance Award grants are multiplied by a Payout Multiplier, that is determined based on Corporate Performance Measures, as approved by the Board of Directors.

As at June 30, 2017, no Restricted Awards have been granted.

The following table is a continuity of Performance Awards:

Performance Awards
Balance at December 31, 2015	666,092
Granted	661,571
Balance at December 31, 2016	1,327,663
Granted	688,827
Settlements	(402,582)
Forfeited/cancelled	(57,790)
Balance at June 30, 2017	1,556,118

During April 2017, 402,582 Performance Awards matured and were settled with no cash consideration, resulting in the issuance of 825,359 common shares.

During April 2017, 402,582 Performance Awards matured and were settled with no cash consideration, resulting in the issuance of 825,359 common shares.

Advantage Oil & Gas. - 37

Share based compensation recognized by plan for the three and six months ended June 30, 2017 and 2016 are as follows:

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016
Stock Options	$46	$193	$248	$382
Performance Awards	1,446	1,502	3,621	2,125
Total share based compensation	1,492	1,695	3,869	2,507
Capitalized	(526)	(703)	(1,501)	(1,040)
Net share based compensation expense	$966	$992	$2,368	$1,467

12.	Supplementary cash flow information

Changes in non-cash working capital is comprised of:

	Three months ended		Six months ended
	June 30		June 30
	2017	2016	2017	2016
Source (use) of cash:
Trade and other receivables	$741	$(4,608)	$4,127	$(977)
Prepaid expenses and deposits	(478)	668	(444)	450
Trade and other accrued liabilities	(4,208)	(7,251)	(2,900)	(7,194)
	$(3,945)	$(11,191)	$783	$(7,721)

Related to operating activities	$(5,727)	$(3,460)	$(5,416)	$(1,722)
Related to financing activities	–	–	–	–
Related to investing activities	1,782	(7,731)	6,199	(5,999)
	$(3,945)	$(11,191)	$783	$(7,721)

Advantage Oil & Gas. - 38

Directors	Legal Counsel

Jill Angevine (1)(3)	Burnet, Duckworth and Palmer LLP
Stephen E. Balog (1)(2)(3)
Grant Fagerheim (2)(3)	Transfer Agent
Paul G. Haggis (1)(2)(3)
Andy J. Mah	Computershare Trust Company of Canada
Ronald A. McIntosh (2)(3)
Abbreviations
(1) Member of Audit Committee
(2) Member of Reserve Evaluation Committee	bbls	- barrels
(3) Member of Human Resources, Compensation & Corporate Governance	bbls/d	- barrels per day
Committee	boe	- barrels of oil equivalent (6 mcf = 1 bbl)
	boe/d	- barrels of oil equivalent per day
	mcf	- thousand cubic feet
Officers	mcf/d	- thousand cubic feet per day
	mmcf	- million cubic feet
Andy J. Mah, President and CEO	mmcf/d	- million cubic feet per day
Craig Blackwood, Vice President, Finance and CFO	mcfe	- thousand cubic feet equivalent (1 bbl = 6 mcf)
Neil Bokenfohr, Senior Vice President	mcfe/d	- thousand cubic feet equivalent per day
	bcf	- billion cubic feet
	gj	- gigajoules
Corporate Secretary	NGLs	- natural gas liquids
	WTI	- West Texas Intermediate
Jay P. Reid, Partner
Burnet, Duckworth and Palmer LLP
Corporate Office

Auditors	300, 440 – 2nd Avenue SW
Calgary, Alberta T2P 5E9
PricewaterhouseCoopers LLP	(403) 718-8000

Bankers	Contact Us

The Bank of Nova Scotia	Toll free: 1-866-393-0393
National Bank of Canada	Email: ir@advantageog.com
Royal Bank of Canada	Visit our website at www.advantageog.com
Canadian Imperial Bank of Commerce
Union Bank, Canada Branch
Alberta Treasury Branches	Stock Exchange Trading Symbol
Wells Fargo Bank N.A., /Canada Branch

(Toronto Stock Exchange and New York Stock
Independent Reserve Evaluators	Exchange)

Sproule Associates Limited	Shares: AAV

Advantage Oil & Gas. - 39